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                                                                    Exhibit 99.3

WEDNESDAY AUGUST 9, 8:44 AM EASTERN TIME

PRESS RELEASE

ENVISION DEVELOPMENT CORPORATION ANNOUNCES

CORPORATE REORGANIZATION

MARLBORO, Mass.--(BUSINESS WIRE)--Aug. 9, 2000--Envision Development Corporation (AMEX: EDV - NEWS), the emerging leader in web-centric transactive technologies and eBusiness solutions, today announced Envision's board of directors has unanimously elected board member, Dean M. Willard as chairman and interim chief executive officer, effective immediately.

We are in the process of transforming Envision from a traditional professional services organization to an eBusiness solutions company with expertise in transactive and wireless technologies," Dean M. Willard, Envision's chairman and interim chief executive officer, said. "As we implement these changes, it has become clear that our management structure will also need to change. We are committed to a new organizational structure that will provide for faster decision making, and encourage action that is entrepreneurial and responsive to change," Willard said.

"I am pleased to report that our restructuring will reduce Envision's annualized operating costs by approximately $3 million beginning in the third quarter. The company is producing revenues which are currently running in excess of $200,000 per month," Willard stated. "We have also begun customer beta testing of our Interosa and LiQ products with an expectation of initial product sales before the end of the year," he concluded.

Williard has more than 28 years of executive management experience, including president and chief executive officer of Products Research & Chemical




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Corporation, a New York Stock Exchange listed company. Mr. Willard has also served as chairman and chief executive officer of PBT Brands, Inc., a holding company which owns and operates Permatex, Inc. and Advanced Chemistry & Technology, Inc.

Mr. Willard also serves on the board of directors of American Pacific Corporation, the sole source producer in North America of ammonium perchlorate, the primary chemical component of solid propellants used in rocket and booster motors by NASA, the military and a growing number of commercial launch vehicles.

"Dean joins us with the full support of our board and brings with him more than 28 years of successful experience running complex operations, and supervising innovative and entrepreneurial management teams." said Michael Amideo, chief financial officer.

Envision also announced today along with the appointment of a new chairman and interim chief executive officer, that William J. Patch, the company's former chairman and chief executive officer and Envision mutually agreed to severe their relationship.

Envision Development Corporation (WWW.EDVCORP.COM), is a rapidly growing leader in providing Web-centric transactive technologies through breakthrough applications development and end-to-end eBusiness solutions.

This press release contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Such risks and uncertainties are described in the company's filings with the SEC, including its Registration Statement on Form S-1.